SECURITIES AND EXCHANGE COMMISSION SECURION

11018049

RECEIVED

AUG 2 8 2011

DIVISION OF MARKET REGULATION

10/12/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 24504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/10 AND ENDING 6/30/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paris Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 Hudson Street, Suite 201
(No. and Street)

HOBoken | NJ | 07030
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haefele Flanagan & Co PC
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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PARIS SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2011 AND 2010

ASSETS

	2011	2010
Cash, non-segregated	$ 10,301,424	$ 21,183,886
Receivables from broker-dealers and clearing organizations	3,212,053	1,056,275
Receivables from related parties	33,849,697	29,482,534
Marketable securities, at fair value	26,352,729	18,793,813
Memberships in exchanges, at cost	2,320,007	2,119,707
Prepaid taxes	92,499	8,452,155
Other assets	52,509	1,200
Total Assets	$ 76,180,918	$ 81,089,570

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
Accounts payable and accrued expenses	$ 6,000	$ 10,631
Accrued income taxes	136,669	4,310,047
Due to related party	14,278,175	16,043,219
Deferred tax liability	3,665,579	2,371,480
Stockholder's equity		
Common stock - 20,000 shares, $1 par value authorized, issued, and outstanding	20,000	20,000
Additional paid-in capital	4,911,832	4,911,832
Accumulated other comprehensive income	4,684,259	3,030,523
Retained earnings	48,478,404	50,391,838
Total stockholder's equity	58,094,495	58,354,193
Total Liabilities and Stockholder's Equity	$ 76,180,918	$ 81,089,570

The accompanying notes are an integral part of these financial statements.